FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of May 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Correction to Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 8, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Nomura Announces Correction to Financial Statements

Tokyo, May 8, 2009 — Nomura Holdings, Inc. today announced it has made corrections to the documents entitled “Financial Highlights — Year ended March 2009”, “Consolidated Results of Operations (US GAAP) Fourth quarter, year ended March 2009” and “Nomura Reports Fourth Quarter, Full Year Financial Results” as underlined below.

1.	Financial Highlights —Year ended March 2009

Sections where amendments have been made:

Financial Summary For the Year Ended March 31, 2009 (US GAAP)

1. Consolidated Operating Results (Page 1)

Parent Company Only Operating Results (Japanese GAAP) (Page 2)

Qualitative Information and Financial Statements

1.	Consolidated Results

(1)	Analysis of Consolidated Results (Page 3)

(2)	Analysis of Financial Position (Page 7)

4.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets (UNAUDITED) (Page 11 & 12)

(2)	Consolidated Statements of Operations (UNAUDITED) (Page 13)

(3)	Consolidated Statements of Changes in Shareholders’ equity (UNAUDITED) (Page 14)

(4)	Consolidated Statements of Cash Flows (UNAUDITED) (Page 15)

(7)	Other Financial Informations (UNAUDITED) (Page 19)

5.	Unconsolidated Financial Statements

(1)	Unconsolidated Balance Sheet (UNAUDITED) (Page 22 & 23)

(2)	Unconsolidated Statements of Operations (UNAUDITED) (Page 24)

(3)	Unconsolidated Statements of Changes in Shareholders’ Equity (UNAUDITED) (Page 25 & 26)

For details please see (Attachment 1)

2.	Consolidated Results of Operations (US GAAP) Fourth quarter, year ended March 2009

Page 4, 7, 10, 11, and 36

For details please see (Attachment 2)

3.	Nomura Reports Fourth Quarter, Full Year Financial Results

(Original text)

For the full year period, Nomura booked net revenue of 312.6 billion yen (US$3.18 billion)1, a pre-tax loss of 779 billion yen (US$7.93 billion), and a net loss of 709.4 billion yen (US$7.22 billion).

(Corrected text)

For the full year period, Nomura booked net revenue of 312.6 billion yen (US$3.18 billion)1, a pre-tax loss of 779 billion yen (US$7.93 billion), and a net loss of 708.2 billion yen (US$7.21billion).

(Original text)

In the fourth quarter, Nomura reported net revenue of 99.2 billion yen, a pre-tax loss of 225.9 billion yen, and a net loss of 217.1 billion yen.

(Corrected text)

In the fourth quarter, Nomura reported net revenue of 99.2 billion yen, a pre-tax loss of 225.9 billion yen, and a net loss of 215.8 billion yen.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 98.23 yen = 1 US dollar, the telegraphic transfer middle rate announced by The Bank of Tokyo-Mitsubishi UFJ, Ltd. on March 31, 2009. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

(Attachment 1)

Financial Summary For the Year Ended March 31, 2009 (US GAAP)

1. Consolidated Operating Results (Page 1)

Original

(1) Operating Results

	For the year ended March 31
	2009		2008
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2008		% Change from March 31, 2007
Total revenue	664,511	(58.3%)	1,593,722	(22.2%)
Net revenue	312,627	(60.3%)	787,257	(27.8%)
Loss before income taxes	(779,046)	—	(64,588)	—
Net loss	(709,436)	—	(67,847)	—
Basic net loss per share	(365.33)		(35.55)
Diluted net loss per share	(366.80)		(35.57)
Return on shareholders’ equity	(39.9%)		(3.3%)
Income before income taxes to total assets	(3.1%)		(0.2%)
Income before income taxes divided by total revenue	(117.2%)		(4.1%)
Equity in earnings of affiliates	(5,534)		10,416

(2) Financial Position
	At March 31
	2009		2008
	(Yen amounts in millions, except per share data)
Total assets		24,856,574		25,236,054
Shareholders’ equity		1,567,109		1,988,124
Shareholders’ equity as a percentage of total assets		6.3%		7.9%
Shareholders’ equity per share		601.63		1,042.60
Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
Corrected
(1) Operating Results	For the year ended March 31
	2009		2008
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2008		% Change from March 31, 2007
Total revenue	664,511	(58.3%)	1,593,722	(22.2%)
Net revenue	312,627	(60.3%)	787,257	(27.8%)
Loss before income taxes	(779,046)	—	(64,588)	—
Net loss	(708,192)	—	(67,847)	—
Basic net loss per share	(364.69)		(35.55)
Diluted net loss per share	(366.16)		(35.57)
Return on shareholders’ equity	(40.2%)		(3.3%)
Income before income taxes to total assets	(3.1%)		(0.2%)
Income before income taxes divided by total revenue	(117.2%)		(4.1%)
Equity in earnings of affiliates	(5,534)		10,416

(2) Financial Position
	At March 31
	2009		2008
	(Yen amounts in millions, except per share data)
Total assets		24,837,848		25,236,054
Shareholders’ equity		1,539,396		1,988,124
Shareholders’ equity as a percentage of total assets		6.2%		7.9%
Shareholders’ equity per share		590.99		1,042.60
Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Parent Company Only Operating Results (Japanese GAAP) (Page 2)

Original

(1) Operating Results

	For the year ended March 31
	2009		2008
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2008		% Change from March 31, 2007
Operating revenue	340,071	(19.0%)	419,649	23.1
Operating income	135,303	(44.6%)	244,380	19.0
Ordinary income	127,181	(48.3%)	246,231	18.8
Net income (loss)	(394,545)	—	53,985	(65.9%)
Net profit (loss) per share	(203.05)		28.27
Fully diluted net profit per share	—		28.07

(2) Financial Position
	At March 31
	2009		2008
	(Yen amounts in millions, except per share data)
Total assets		3,682,796		4,449,810
Total net assets		1,243,249		1,423,661
Total net assets as a percentage of total assets		33.0%		31.7%
Total net assets per share		466.67		740.17
Shareholders’ equity		1,216,133		1,412,260

Corrected
(1) Operating Results
	For the year ended March 31
	2009		2008
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2008		% Change from March 31, 2007
Operating revenue	340,071	(19.0%)	419,649	23.1
Operating income	135,303	(44.6%)	244,380	19.0
Ordinary income	127,181	(48.3%)	246,231	18.8
Net income (loss)	(393,712)	—	53,985	(65.9%)
Net profit (loss) per share	(202.62)		28.27
Fully diluted net profit per share	—		28.07

(2) Financial Position
	At March 31
	2009		2008
	(Yen amounts in millions, except per share data)
Total assets		3,681,507		4,449,810
Total net assets		1,244,082		1,423,661
Total net assets as a percentage of total assets		33.1%		31.7%
Total net assets per share		466.99		740.17
Shareholders’ equity		1,216,966		1,412,260

Qualitative Information and Financial Statements

1.	Consolidated Results

(1)	Analysis of Consolidated Results (Page 3)

Operating Results

US GAAP

Original

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	312.6	787.3	(60.3)
Non-interest expenses	1,091.7	851.8	28.2

Income (loss) before income taxes	(779.0)	(64.6)	—
Income tax expense	(69.6)	3.3	—

Net income (loss)	(709.4)	(67.8)	—

Return on equity	(39.9%)	(3.3%)	—

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 312.6 billion yen for the fiscal year ended March 31, 2009, a decrease of 60.3% from the previous year. Non-interest expenses increased 28.2% from the previous year to 1,091.7 billion yen. Loss before income taxes was 779.0 billion yen for the fiscal year ended March 31, 2009. Net loss was 709.4 billion yen for the fiscal year ended March 31, 2009.

Corrected

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	312.6	787.3	(60.3)
Non-interest expenses	1,091.7	851.8	28.2

Income (loss) before income taxes	(779.0)	(64.6)	—
Income tax expense	(70.9)	3.3	—

Net income (loss)	(708.2)	(67.8)	—

Return on equity	(40.2%)	(3.3%)	—

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 312.6 billion yen for the fiscal year ended March 31, 2009, a decrease of 60.3% from the previous year. Non-interest expenses increased 28.2% from the previous year to 1,091.7 billion yen. Loss before income taxes was 779.0 billion yen for the fiscal year ended March 31, 2009. Net loss was 708.2 billion yen for the fiscal year ended March 31, 2009.

(2)	Analysis of Financial Position (Page 7)

Original

Total assets as of March 31, 2009, were 24.9 trillion yen, a decrease of 379.5 billion yen compared to March 31, 2008, reflecting primarily a decrease in Collateralized agreements. Total liabilities as of March 31, 2009, were 23.3 trillion yen, a decrease of 41.5 billion yen compared to March 31, 2008, mainly due to a decrease in Collateralized financing, Payables and deposits, and Trading liabilities. Total shareholders’ equity at March 31, 2009, was 1.6 trillion yen, a decrease of 421.0 billion yen compared to March 31, 2008, mainly reflecting a increase in Common stock due to the issuances of stock and a decrease in Retained earnings due to the recording of Net loss.

Cash and cash equivalents as of March 31, 2009, decreased by 106.3 billion yen compared to March 31, 2008. For the year ended March 31, 2009, net cash used in operating activities amounted to 712.6 billion yen due to an increase of trading related assets (net of trading related assets and liabilities). Net cash used in investing activities amounted to 98.9 billion yen due to an increase of system investment cost. Net cash provided by financing activities amounted to 999.8 billion due primarily to proceeds received from issuances of stock and Long-term borrowings.

Corrected

Total assets as of March 31, 2009, were 24.8 trillion yen, a decrease of 398.2 billion yen compared to March 31, 2008, reflecting primarily a decrease in Collateralized agreements. Total liabilities as of March 31, 2009, were 23.3 trillion yen, an increase of 50.5 billion yen compared to March 31, 2008, mainly due to an increase in Securities sold under agreements to repurchase, Other secured borrowings and Trading liabilities, in spite of a decrease in Securities loaned. Total shareholders’ equity at March 31, 2009, was 1.5 trillion yen, a decrease of 448.7 billion yen compared to March 31, 2008, mainly due to a decrease in Retained earnings from Net loss, in spite of an increase in Common stock from issuance of new shares.

Cash and cash equivalents as of March 31, 2009, increased by 106.3 billion yen compared to March 31, 2008. For the year ended March 31, 2009, net cash used in operating activities amounted to 712.6 billion yen due to an increase of trading related assets (net of trading related assets and liabilities). Net cash used in investing activities amounted to 98.9 billion yen due to an increase of system investment cost. Net cash provided by financing activities amounted to 999.8 billion due primarily to proceeds received from issuances of stock and Long-term borrowings.

4.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets (UNAUDITED) (Page 11 & 12)

Original

	Millions of yen
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	613,566	507,236	106,330
Time deposits	537,084	758,130	(221,046)
Deposits with stock exchanges and other segregated cash	272,059	168,701	103,358

	1,422,709	1,434,067	(11,358)

Loans and receivables:
Loans receivable	519,179	784,262	(265,083)
Receivables from customers	23,619	43,623	(20,004)
Receivables from other than customers	1,103,974	361,114	742,860
Allowance for doubtful accounts	(3,765)	(1,399)	(2,366)

	1,643,007	1,187,600	455,407

Collateralized agreements:
Securities purchased under agreements to resell	2,657,151	3,233,200	(576,049)
Securities borrowed	5,755,467	7,158,167	(1,402,700)

	8,412,618	10,391,367	(1,978,749)

Trading assets and private equity investments*:
Trading assets	11,348,747	9,947,443	1,401,304
Private equity investments	323,865	330,745	(6,880)

	11,672,612	10,278,188	1,394,424

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥225,475 million at March 31, 2009 and ¥260,910 million at March 31, 2008)	357,256	389,151	(31,895)
Non-trading debt securities*	244,027	246,108	(2,081)
Investments in equity securities*	118,902	139,330	(20,428)
Investments in and advances to affiliated companies*	243,474	361,334	(117,860)
Other	741,969	808,909	(66,940)

	1,705,628	1,944,832	(239,204)

Total assets	24,856,574	25,236,054	(379,480)

*	Including securities pledged as collateral

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

	Millions of yen
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,183,374	1,426,266	(242,892)
Payables and deposits:
Payables to customers	403,797	264,679	139,118
Payables to other than customers	398,187	322,927	75,260
Deposits received at banks	440,334	362,775	77,559

	1,242,318	950,381	291,937

Collateralized financing:
Securities sold under agreements to repurchase	5,000,787	4,298,872	701,915
Securities loaned	2,243,152	3,753,730	(1,510,578)
Other secured borrowings	2,914,015	2,488,129	425,886

	10,157,954	10,540,731	(382,777)

Trading liabilities	4,752,054	4,469,942	282,112
Other liabilities	470,737	636,184	(165,447)
Long-term borrowings	5,483,028	5,224,426	258,602

Total liabilities	23,289,465	23,247,930	41,535

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 2,661,092,760 shares at March 31, 2009 and
1,965,919,860 shares at March 31, 2008
Outstanding - 2,604,779,843 shares at March 31, 2009 and
1,906,885,059 shares at March 31, 2008	321,765	182,800	138,965
Additional paid-in capital	402,902	177,227	225,675
Retained earnings	1,037,313	1,779,783	(742,470)
Accumulated other comprehensive income	(117,969)	(71,111)	(46,858)

	1,644,011	2,068,699	(424,688)
Common stock held in treasury, at cost -
56,312,917 shares at March 31, 2009 and 59,034,801 shares at March 31, 2008	(76,902)	(80,575)	3,673

Total shareholders’ equity	1,567,109	1,988,124	(421,015)

Total liabilities and shareholders’ equity	24,856,574	25,236,054	(379,480)

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Corrected

	Millions of yen
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	613,566	507,236	106,330
Time deposits	537,084	758,130	(221,046)
Deposits with stock exchanges and other segregated cash	272,059	168,701	103,358

	1,422,709	1,434,067	(11,358)

Loans and receivables:
Loans receivable	519,179	784,262	(265,083)
Receivables from customers	23,619	43,623	(20,004)
Receivables from other than customers	1,103,974	361,114	742,860
Allowance for doubtful accounts	(3,765)	(1,399)	(2,366)

	1,643,007	1,187,600	455,407

Collateralized agreements:
Securities purchased under agreements to resell	2,657,151	3,233,200	(576,049)
Securities borrowed	5,755,467	7,158,167	(1,402,700)

	8,412,618	10,391,367	(1,978,749)

Trading assets and private equity investments*:
Trading assets	11,348,747	9,947,443	1,401,304
Private equity investments	323,865	330,745	(6,880)

	11,672,612	10,278,188	1,394,424

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥225,475 million at March 31, 2009 and ¥260,910 million at March 31, 2008)	357,256	389,151	(31,895)
Non-trading debt securities*	244,027	246,108	(2,081)
Investments in equity securities*	118,902	139,330	(20,428)
Investments in and advances to affiliated companies*	243,474	361,334	(117,860)
Other	723,243	808,909	(85,666)

	1,686,902	1,944,832	(257,930)

Total assets	24,837,848	25,236,054	(398,206)

*	Including securities pledged as collateral

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

	Millions of yen
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,183,374	1,426,266	(242,892)
Payables and deposits:
Payables to customers	403,797	264,679	139,118
Payables to other than customers	398,187	322,927	75,260
Deposits received at banks	440,334	362,775	77,559

	1,242,318	950,381	291,937

Collateralized financing:
Securities sold under agreements to repurchase	5,000,787	4,298,872	701,915
Securities loaned	2,243,152	3,753,730	(1,510,578)
Other secured borrowings	2,914,015	2,488,129	425,886

	10,157,954	10,540,731	(382,777)

Trading liabilities	4,752,054	4,469,942	282,112
Other liabilities	479,724	636,184	(156,460)
Long-term borrowings	5,483,028	5,224,426	258,602

Total liabilities	23,298,452	23,247,930	50,522

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 2,661,092,760 shares at March 31, 2009 and
1,965,919,860 shares at March 31, 2008
Outstanding - 2,604,779,843 shares at March 31, 2009 and
1,906,885,059 shares at March 31, 2008	321,765	182,800	138,965
Additional paid-in capital	374,413	177,227	197,186
Retained earnings	1,038,557	1,779,783	(741,226)
Accumulated other comprehensive income	(118,437)	(71,111)	(47,326)

	1,616,298	2,068,699	(452,401)
Common stock held in treasury, at cost -
56,312,917 shares at March 31, 2009 and 59,034,801 shares at March 31, 2008	(76,902)	(80,575)	3,673

Total shareholders’ equity	1,539,396	1,988,124	(448,728)

Total liabilities and shareholders’ equity	24,837,848	25,236,054	(398,206)

(2)	Consolidated Statements of Operations (UNAUDITED) (Page 13)

Original

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Revenue:
Commissions	306,803	404,659	(24.2)
Fees from investment banking	54,953	85,096	(35.4)
Asset management and portfolio service fees	140,166	189,712	(26.1)
Net (loss) gain on trading	(128,339)	61,720	—
(Loss) gain on private equity investments	(54,791)	76,505	—
Interest and dividends	331,356	796,540	(58.4)
Loss on investments in equity securities	(25,500)	(48,695)	—
Other	39,863	28,185	41.4

Total revenue	664,511	1,593,722	(58.3)
Interest expense	351,884	806,465	(56.4)

Net revenue	312,627	787,257	(60.3)

Non-interest expenses :
Compensation and benefits	491,555	366,805	34.0
Commissions and floor brokerage	73,681	90,192	(18.3)
Information processing and communications	154,980	135,004	14.8
Occupancy and related depreciation	78,480	64,841	21.0
Business development expenses	31,638	38,135	(17.0)
Other	261,339	156,868	66.6

	1,091,673	851,845	28.2

Loss before income taxes	(779,046)	(64,588)	—
Income tax expense	(69,610)	3,259	—

Net loss	(709,436)	(67,847)	—

	Yen		% Change
Per share of common stock:

Basic-
Net loss	(365.33)	(35.55)	—

Diluted-
Net loss	(366.80)	(35.57)	—

Corrected

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Revenue:
Commissions	306,803	404,659	(24.2)
Fees from investment banking	54,953	85,096	(35.4)
Asset management and portfolio service fees	140,166	189,712	(26.1)
Net (loss) gain on trading	(128,339)	61,720	—
(Loss) gain on private equity investments	(54,791)	76,505	—
Interest and dividends	331,356	796,540	(58.4)
Loss on investments in equity securities	(25,500)	(48,695)	—
Other	39,863	28,185	41.4

Total revenue	664,511	1,593,722	(58.3)
Interest expense	351,884	806,465	(56.4)

Net revenue	312,627	787,257	(60.3)

Non-interest expenses :
Compensation and benefits	491,555	366,805	34.0
Commissions and floor brokerage	73,681	90,192	(18.3)
Information processing and communications	154,980	135,004	14.8
Occupancy and related depreciation	78,480	64,841	21.0
Business development expenses	31,638	38,135	(17.0)
Other	261,339	156,868	66.6

	1,091,673	851,845	28.2

Loss before income taxes	(779,046)	(64,588)	—
Income tax expense	(70,854)	3,259	—

Net loss	(708,192)	(67,847)	—

	Yen		% Change
Per share of common stock:

Basic-
Net loss	(364.69)	(35.55)	—

Diluted-
Net loss	(366.16)	(35.57)	—

(3)	Consolidated Statements of Changes in Shareholders’ equity (UNAUDITED) (Page 14)

Original

	Millions of yen
	For the year ended
	March 31, 2009	March 31, 2008
Common stock
Balance at beginning of year	182,800	182,800
New issue of stock	138,965	—

Balance at end of year	321,765	182,800

Additional paid-in capital
Balance at beginning of year	177,227	165,496
Gain (loss) on sales of treasury stock	2,755	(1,458)
Issuance and exercise of common stock options	9,954	13,189
Issuance of common stock	143,482	—
Beneficial conversion feature relating to (subordinated) convertible bond	69,484	—

Balance at end of year	402,902	177,227

Retained earnings
Balance at beginning of year	1,779,783	1,910,978
Net loss	(709,436)	(67,847)
Cash dividends	(48,675)	(64,883)
Adjustments to initially apply FIN 48	—	1,266
Adjustments to initially apply EITF 06-2	—	(1,119)
Adjustments to initially apply SOP 07-1	—	2,049
Adjustments to initially apply SFAS 157	10,383	—
Adjustments to initially apply SFAS 159	5,258	—
Loss on sales of treasury stock	—	(661)

Balance at end of year	1,037,313	1,779,783

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(28,416)	36,889
Net change during the year	(44,585)	(65,305)

Balance at end of year	(73,001)	(28,416)

Defined benefit pension plans
Balance at beginning of year	(42,695)	(30,276)
Pension liability adjustment	(2,273)	(12,419)

Balance at end of year	(44,968)	(42,695)

Balance at end of year	(117,969)	(71,111)

Common stock held in treasury
Balance at beginning of year	(80,575)	(79,968)
Repurchases of common stock	(91)	(3,525)
Sale of common stock	73	85
Common stock issued to employees	3,759	2,862
Other net change in treasury stock	(68)	(29)

Balance at end of year	(76,902)	(80,575)

Total shareholders’ equity
Balance at end of year	1,567,109	1,988,124

Corrected

	Millions of yen
	For the year ended
	March 31, 2009	March 31, 2008
Common stock
Balance at beginning of year	182,800	182,800
New issue of stock	138,965	—

Balance at end of year	321,765	182,800

Additional paid-in capital
Balance at beginning of year	177,227	165,496
Gain (loss) on sales of treasury stock	2,755	(1,458)
Issuance and exercise of common stock options	9,954	13,189
Issuance of common stock	143,482	—
Beneficial conversion feature relating to (subordinated) convertible bond	40,995	—

Balance at end of year	374,413	177,227

Retained earnings
Balance at beginning of year	1,779,783	1,910,978
Net loss	(708,192)	(67,847)
Cash dividends	(48,675)	(64,883)
Adjustments to initially apply FIN 48	—	1,266
Adjustments to initially apply EITF 06-2	—	(1,119)
Adjustments to initially apply SOP 07-1	—	2,049
Adjustments to initially apply SFAS 157	10,383	—
Adjustments to initially apply SFAS 159	5,258	—
Loss on sales of treasury stock	—	(661)

Balance at end of year	1,038,557	1,779,783

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(28,416)	36,889
Net change during the year	(45,053)	(65,305)

Balance at end of year	(73,469)	(28,416)

Defined benefit pension plans
Balance at beginning of year	(42,695)	(30,276)
Pension liability adjustment	(2,273)	(12,419)

Balance at end of year	(44,968)	(42,695)

Balance at end of year	(118,437)	(71,111)

Common stock held in treasury
Balance at beginning of year	(80,575)	(79,968)
Repurchases of common stock	(91)	(3,525)
Sale of common stock	73	85
Common stock issued to employees	3,759	2,862
Other net change in treasury stock	(68)	(29)

Balance at end of year	(76,902)	(80,575)

Total shareholders’ equity
Balance at end of year	1,539,396	1,988,124

(4)	Consolidated Statements of Cash Flows (UNAUDITED) (Page 15)

Original

	Millions of yen
	For the year ended
	March 31, 2009	March 31, 2008
Cash flows from operating activities:
Net loss	(709,436)	(67,847)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	75,780	63,463
Loss on investments in equity securities	25,500	48,695
Changes in operating assets and liabilities:
Time deposits	72,670	(314,240)
Deposits with stock exchanges and other segregated cash	(153,059)	(82,817)
Trading assets and private equity investments	(3,153,499)	2,139,627
Trading liabilities	1,323,314	299,611
Securities purchased under agreements to resell, net of securities sold underagreements to repurchase	1,490,423	(2,562,836)
Securities borrowed, net of securities loaned	(278,318)	(1,036,076)
Other secured borrowings	425,886	1,097,679
Loans and receivables, net of allowance	(1,336,288)	(58,541)
Payables	994,150	(1,639)
Other, net	510,248	(172,985)

Net cash used in operating activities	(712,629)	(647,906)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(95,978)	(126,285)
Proceeds from sales of office buildings, land, equipment and facilities	38,799	15,621
Payments for purchases of investments in equity securities	(6,236)	(615)
Proceeds from sales of investments in equity securities	2,065	7,887
Decrease in loans receivable at banks, net	28,096	14,042
(Increase) decrease in non-trading debt securities, net	(19,415)	2,665
Other, net	(46,236)	(15,334)

Net cash used in investing activities	(98,905)	(102,019)

Cash flows from financing activities:
Increase in long-term borrowings	2,091,553	2,425,393
Decrease in long-term borrowings	(1,262,300)	(1,722,644)
(Decrease) increase in short-term borrowings, net	(175,988)	386,048
Increase (decrease) in deposits received at banks, net	126,520	(57,756)
Proceeds from issuances of common stock	282,447	—
Proceeds from sales of common stock	65	828
Payments for repurchases of common stock	(91)	(3,525)
Payments for cash dividends	(64,924)	(86,866)
Proceeds from issuances of stock by a subsidiary	2,478	1,401

Net cash provided by financing activities	999,760	942,879

Effect of initial adoption of SOP 07-1 on cash and cash equivalents	—	(38,427)
Effect of exchange rate changes on cash and cash equivalents	(81,896)	(57,319)

Net increase in cash and cash equivalents	106,330	97,208
Cash and cash equivalents at beginning of the period	507,236	410,028

Cash and cash equivalents at end of the period	613,566	507,236

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Corrected

	Millions of yen
	For the year ended
	March 31, 2009	March 31, 2008
Cash flows from operating activities:
Net loss	(708,192)	(67,847)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	75,780	63,463
Loss on investments in equity securities	25,500	48,695
Changes in operating assets and liabilities:
Time deposits	72,670	(314,240)
Deposits with stock exchanges and other segregated cash	(153,059)	(82,817)
Trading assets and private equity investments	(3,153,499)	2,139,627
Trading liabilities	1,323,314	299,611
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,490,423	(2,562,836)
Securities borrowed, net of securities loaned	(278,318)	(1,036,076)
Other secured borrowings	425,886	1,097,679
Loans and receivables, net of allowance	(1,336,288)	(58,541)
Payables	994,150	(1,639)
Other, net	509,004	(172,985)

Net cash used in operating activities	(712,629)	(647,906)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(95,978)	(126,285)
Proceeds from sales of office buildings, land, equipment and facilities	38,799	15,621
Payments for purchases of investments in equity securities	(6,236)	(615)
Proceeds from sales of investments in equity securities	2,065	7,887
Decrease in loans receivable at banks, net	28,096	14,042
(Increase) decrease in non-trading debt securities, net	(19,415)	2,665
Other, net	(46,236)	(15,334)

Net cash used in investing activities	(98,905)	(102,019)

Cash flows from financing activities:
Increase in long-term borrowings	2,091,553	2,425,393
Decrease in long-term borrowings	(1,262,300)	(1,722,644)
(Decrease) increase in short-term borrowings, net	(175,988)	386,048
Increase (decrease) in deposits received at banks, net	126,520	(57,756)
Proceeds from issuances of common stock	282,447	—
Proceeds from sales of common stock	65	828
Payments for repurchases of common stock	(91)	(3,525)
Payments for cash dividends	(64,924)	(86,866)
Proceeds from issuances of stock by a subsidiary	2,478	1,401

Net cash provided by financing activities	999,760	942,879

Effect of initial adoption of SOP 07-1 on cash and cash equivalents	—	(38,427)
Effect of exchange rate changes on cash and cash equivalents	(81,896)	(57,319)

Net increase in cash and cash equivalents	106,330	97,208
Cash and cash equivalents at beginning of the period	507,236	410,028

Cash and cash equivalents at end of the period	613,566	507,236

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(7)	Other Financial Informations (UNAUDITED) (Page 19)

Consolidated Statements of Operations – Quarterly

Original

	Millions of yen								% Change
	For the three months ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008(A)	March 31, 2009(B)	(B-A)/(A)
Revenue:
Commissions	112,953	106,883	103,434	81,389	82,198	84,886	73,373	66,346	(9.6)
Fees from investment banking	29,890	16,176	20,340	18,690	13,407	10,026	19,678	11,842	(39.8)
Asset management and portfolio service fees	47,311	50,910	47,636	43,855	42,779	42,411	29,410	25,566	(13.1)
Net gain (loss) on trading	99,767	8,669	65,090	(111,806)	10,515	(21,015)	(134,518)	16,679	—
Gain (loss) on private equity investments	46,159	6,774	(2,987)	26,559	(37,663)	23,167	(24,782)	(15,513)	—
Interest and dividends	294,783	245,912	177,280	78,565	117,957	126,993	45,899	40,507	(11.7)
(Loss) gain on investments in equity securities	(540)	(24,216)	(6,977)	(16,962)	964	(9,804)	(12,938)	(3,722)	—
Other	16,309	9,631	(3,444)	5,689	27,719	1,068	6,588	4,488	(31.9)

Total revenue	646,632	420,739	400,372	125,979	257,876	257,732	2,710	146,193	—
Interest expense	301,830	244,039	156,119	104,477	122,789	129,667	52,456	46,972	(10.5)

Net revenue	344,802	176,700	244,253	21,502	135,087	128,065	(49,746)	99,221	—

Non-interest expenses:
Compensation and benefits	100,653	94,370	93,361	78,421	87,910	80,098	161,823	161,724	(0.1)
Commissions and floor brokerage	22,684	22,579	20,395	24,534	18,634	20,343	17,561	17,143	(2.4)
Information processing and communications	29,188	34,719	33,869	37,228	33,359	34,632	40,838	46,151	13.0
Occupancy and related depreciation	15,917	15,131	14,258	19,535	15,868	17,180	23,245	22,187	(4.6)
Business development expenses	8,811	9,866	9,455	10,003	7,032	7,919	8,123	8,564	5.4
Other	27,609	50,623	28,525	50,111	56,548	37,234	98,206	69,351	(29.4)

	204,862	227,288	199,863	219,832	219,351	197,406	349,796	325,120	(7.1)

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	(69,341)	(399,542)	(225,899)	—
Income tax expense	64,002	(38,881)	22,615	(44,477)	(7,672)	3,531	(56,648)	(8,821)	—

Net income (loss)	75,938	(11,707)	21,775	(153,853)	(76,592)	(72,872)	(342,894)	(217,078)	—

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss)	39.80	(6.13)	11.41	(80.62)	(40.14)	(38.18)	(179.62)	(107.61)	—

Diluted-
Net income (loss)	39.67	(6.14)	11.37	(80.68)	(40.18)	(38.23)	(180.97)	(109.33)	—

Corrected

	Millions of yen								% Change
	For the three months ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008(A)	March 31, 2009(B)	(B-A)/(A)
Revenue:
Commissions	112,953	106,883	103,434	81,389	82,198	84,886	73,373	66,346	(9.6)
Fees from investment banking	29,890	16,176	20,340	18,690	13,407	10,026	19,678	11,842	(39.8)
Asset management and portfolio service fees	47,311	50,910	47,636	43,855	42,779	42,411	29,410	25,566	(13.1)
Net gain (loss) on trading	99,767	8,669	65,090	(111,806)	10,515	(21,015)	(134,518)	16,679	—
Gain (loss) on private equity investments	46,159	6,774	(2,987)	26,559	(37,663)	23,167	(24,782)	(15,513)	—
Interest and dividends	294,783	245,912	177,280	78,565	117,957	126,993	45,899	40,507	(11.7)
(Loss) gain on investments in equity securities	(540)	(24,216)	(6,977)	(16,962)	964	(9,804)	(12,938)	(3,722)	—
Other	16,309	9,631	(3,444)	5,689	27,719	1,068	6,588	4,488	(31.9)

Total revenue	646,632	420,739	400,372	125,979	257,876	257,732	2,710	146,193	—
Interest expense	301,830	244,039	156,119	104,477	122,789	129,667	52,456	46,972	(10.5)

Net revenue	344,802	176,700	244,253	21,502	135,087	128,065	(49,746)	99,221	—

Non-interest expenses:
Compensation and benefits	100,653	94,370	93,361	78,421	87,910	80,098	161,823	161,724	(0.1)
Commissions and floor brokerage	22,684	22,579	20,395	24,534	18,634	20,343	17,561	17,143	(2.4)
Information processing and communications	29,188	34,719	33,869	37,228	33,359	34,632	40,838	46,151	13.0
Occupancy and related depreciation	15,917	15,131	14,258	19,535	15,868	17,180	23,245	22,187	(4.6)
Business development expenses	8,811	9,866	9,455	10,003	7,032	7,919	8,123	8,564	5.4
Other	27,609	50,623	28,525	50,111	56,548	37,234	98,206	69,351	(29.4)

	204,862	227,288	199,863	219,832	219,351	197,406	349,796	325,120	(7.1)

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	(69,341)	(399,542)	(225,899)	—
Income tax expense	64,002	(38,881)	22,615	(44,477)	(7,672)	3,531	(56,648)	(10,065)	—

Net income (loss)	75,938	(11,707)	21,775	(153,853)	(76,592)	(72,872)	(342,894)	(215,834)	—

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss)	39.80	(6.13)	11.41	(80.62)	(40.14)	(38.18)	(179.62)	(107.00)	—

Diluted-
Net income (loss)	39.67	(6.14)	11.37	(80.68)	(40.18)	(38.23)	(180.97)	(108.71)	—

5.	Unconsolidated Financial Statements

(1)	Unconsolidated Balance Sheet (UNAUDITED) (Page 22 & 23)

Original

	(Millions of yen)
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
ASSETS
Current Assets	1,852,470	2,272,127	(419,657)

Cash and time deposits	1,225	1,416	(191)
Certificate deposits	20,500	18,800	1,700
Money held in trust	57,077	78,533	(21,456)
Short-term loans receivable	1,659,355	2,068,347	(408,992)
Accounts receivable	68,858	76,783	(7,925)
Deferred tax assets	25,512	1,370	24,142
Other current assets	24,760	26,883	(2,124)
Allowance for doubtful accounts	(4,817)	(6)	(4,811)
Fixed Assets	1,830,326	2,177,683	(347,357)

Tangible fixed assets	55,877	52,216	3,661
Buildings	20,446	16,688	3,758
Furniture & fixtures	26,591	26,688	(97)
Land	8,839	8,839	—
Intangible assets	110,217	142,339	(32,122)
Software	110,217	142,339	(32,122)
Investments and others	1,664,232	1,983,128	(318,896)
Investment securities	118,980	156,267	(37,287)
Investments in subsidiaries and affiliates (at cost)	1,159,429	1,286,638	(127,209)
Other securities of subsidiaries and affiliates	24,111	26,021	(1,910)
Long-term loans receivable from subsidiaries and affiliates	135,000	309,000	(174,000)
Long-term guarantee deposits	42,671	49,548	(6,877)
Deferred tax assets	155,297	131,793	23,504
Other investments	28,802	23,893	4,909
Allowance for doubtful accounts	(57)	(32)	(25)

TOTAL ASSETS	3,682,796	4,449,810	(767,014)

	(Millions of yen)
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
LIABILITIES
Current liabilities	614,408	1,601,961	(987,553)

Short-term borrowings	470,000	1,446,500	(976,500)
Bond due within one year	60,000	50,000	10,000
Collaterals received	39,663	57,035	(17,372)
Accrued income taxes	2	11,296	(11,294)
Other current liabilities	44,744	37,131	7,612
Long-term liabilities	1,825,139	1,424,188	400,951

Bonds payable	695,446	354,930	340,515
Convertible Bonds	110,000	—	110,000
Long-term borrowings	1,018,000	1,067,000	(49,000)
Other long-term liabilities	1,693	2,257	(564)

TOTAL LIABILITIES	2,439,547	3,026,149	(586,602)

NET ASSETS
Shareholders’ equity	1,191,520	1,372,324	(180,804)
Common stock	321,765	182,800	138,965
Additional paid-in capital	251,469	112,504	138,965
Capital reserve	251,469	112,504	138,965
Retained earnings	692,839	1,155,315	(462,476)
Retained earnings reserve	81,858	81,858	—
Other retained earnings	610,981	1,073,457	(462,476)
Reserve for specified fixed assets	13	16	(3)
General reserve	994,000	994,000	—
Retained earnings carried forward	(383,032)	79,442	(462,473)
Treasury stock	(74,554)	(78,296)	3,742
Valuation and translation adjustments	24,613	39,936	(15,323)
Net unrealized gain on investments	16,157	34,914	(18,756)
Deferred gains or loss on hedges	8,456	5,023	3,433
Stock acquisition rights	27,116	11,401	15,715

TOTAL NET ASSETS	1,243,249	1,423,661	(180,412)

TOTAL LIABILITIES AND NET ASSETS	3,682,796	4,449,810	(767,014)

Corrected

	(Millions of yen)
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
ASSETS
Current Assets	1,852,470	2,272,127	(419,657)

Cash and time deposits	1,225	1,416	(191)
Certificate deposits	20,500	18,800	1,700
Money held in trust	57,077	78,533	(21,456)
Short-term loans receivable	1,659,355	2,068,347	(408,992)
Accounts receivable	68,858	76,783	(7,925)
Deferred tax assets	25,512	1,370	24,142
Other current assets	24,760	26,883	(2,124)
Allowance for doubtful accounts	(4,817)	(6)	(4,811)
Fixed Assets	1,829,038	2,177,683	(348,645)

Tangible fixed assets	55,877	52,216	3,661
Buildings	20,446	16,688	3,758
Furniture & fixtures	26,591	26,688	(97)
Land	8,839	8,839	—
Intangible assets	110,217	142,339	(32,122)
Software	110,217	142,339	(32,122)
Investments and others	1,662,943	1,983,128	(320,185)
Investment securities	118,980	156,267	(37,287)
Investments in subsidiaries and affiliates (at cost)	1,158,141	1,286,638	(128,498)
Other securities of subsidiaries and affiliates	24,111	26,021	(1,910)
Long-term loans receivable from subsidiaries and affiliates	135,000	309,000	(174,000)
Long-term guarantee deposits	42,671	49,548	(6,877)
Deferred tax assets	155,297	131,793	23,504
Other investments	28,802	23,893	4,909
Allowance for doubtful accounts	(57)	(32)	(25)

TOTAL ASSETS	3,681,507	4,449,810	(768,303)

	(Millions of yen)
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
LIABILITIES
Current liabilities	612,287	1,601,961	(989,675)

Short-term borrowings	470,000	1,446,500	(976,500)
Bond due within one year	60,000	50,000	10,000
Collaterals received	39,663	57,035	(17,372)
Accrued income taxes	2	11,296	(11,294)
Other current liabilities	42,622	37,131	5,491
Long-term liabilities	1,825,139	1,424,188	400,951

Bonds payable	695,446	354,930	340,515
Convertible Bonds	110,000	—	110,000
Long-term borrowings	1,018,000	1,067,000	(49,000)
Other long-term liabilities	1,693	2,257	(564)

TOTAL LIABILITIES	2,437,425	3,026,149	(588,724)

NET ASSETS
Shareholders’ equity	1,192,353	1,372,324	(179,971)
Common stock	321,765	182,800	138,965
Additional paid-in capital	251,469	112,504	138,965
Capital reserve	251,469	112,504	138,965
Retained earnings	693,673	1,155,315	(461,643)
Retained earnings reserve	81,858	81,858	—
Other retained earnings	611,815	1,073,457	(461,643)
Reserve for specified fixed assets	13	16	(3)
General reserve	994,000	994,000	—
Retained earnings carried forward	(382,199)	79,442	(461,640)
Treasury stock	(74,554)	(78,296)	3,742
Valuation and translation adjustments	24,613	39,936	(15,323)
Net unrealized gain on investments	16,157	34,914	(18,756)
Deferred gains or loss on hedges	8,456	5,023	3,433
Stock acquisition rights	27,116	11,401	15,715

TOTAL NET ASSETS	1,244,082	1,423,661	(179,579)

TOTAL LIABILITIES AND NET ASSETS	3,681,507	4,449,810	(768,303)

(2)	Unconsolidated Statements of Operations (UNAUDITED) (Page 24)

Original

	(Millions of yen)
	For the year ended March 31, 2009(A)	For the year ended March 31, 2008(B)	% Change (A-B)/(B)
Operating revenue	340,071	419,649	(19.0)%

Property and equipment fee revenue	116,478	103,971	12.0
Rent revenue	38,450	37,890	1.5
Royalty on trademark	14,088	19,870	(29.1)
Dividend from subsidiaries and affiliates	143,552	228,462	(37.2)
Others	27,502	29,457	(6.6)
Operating expenses	204,768	175,269	16.8

Compensation and benefits	21,884	15,039	45.5
Rental and maintenance	42,954	44,742	(4.0)
Data processing and office supplies	37,802	33,850	11.7
Depreciation and amortization	54,056	44,002	22.8
Others	13,545	8,453	60.2
Interest expenses	34,529	29,183	18.3

Operating income	135,303	244,380	(44.6)

Non-operating income	2,776	3,369	(17.6)
Non-operating expenses	10,898	1,518	618.1

Ordinary income	127,181	246,231	(48.3)

Special profits	2,739	7,300	(62.5)
Gain on sales of investment securities	2,577	7,300	(64.7)
Gain on sales of fixed assets	162	—	—
Special losses	568,410	231,048	146.0
Loss on sales of investment securities	636	1,106	(42.5)
Loss on devaluation of investment securities	8,451	2,155	292.1
Loss on devaluation of investments in subsidiaries and affiliates	556,759	224,565	147.9
Loss on retirement of fixed assets	2,564	3,221	(20.4)

Income before income taxes	(438,491)	22,483	—

Income taxes - current	(6,949)	13,445	—

Income taxes - deferred	(36,997)	(44,946)	—

Net income (loss)	(394,545)	53,985	—

Corrected

	(Millions of yen)
	For the year ended March 31, 2009(A)	For the year ended March 31, 2008(B)	% Change (A-B)/(B)
Operating revenue	340,071	419,649	(19.0)%

Property and equipment fee revenue	116,478	103,971	12.0
Rent revenue	38,450	37,890	1.5
Royalty on trademark	14,088	19,870	(29.1)
Dividend from subsidiaries and affiliates	143,552	228,462	(37.2)
Others	27,502	29,457	(6.6)
Operating expenses	204,768	175,269	16.8

Compensation and benefits	21,884	15,039	45.5
Rental and maintenance	42,954	44,742	(4.0)
Data processing and office supplies	37,802	33,850	11.7
Depreciation and amortization	54,056	44,002	22.8
Others	13,545	8,453	60.2
Interest expenses	34,529	29,183	18.3

Operating income	135,303	244,380	(44.6)

Non-operating income	2,776	3,369	(17.6)
Non-operating expenses	10,898	1,518	618.1

Ordinary income	127,181	246,231	(48.3)

Special profits	2,739	7,300	(62.5)
Gain on sales of investment securities	2,577	7,300	(64.7)
Gain on sales of fixed assets	162	—	—
Special losses	567,577	231,048	145.7
Loss on sales of investment securities	636	1,106	(42.5)
Loss on devaluation of investment securities	8,451	2,155	292.1
Loss on devaluation of investments in subsidiaries and affiliates	555,926	224,565	147.6
Loss on retirement of fixed assets	2,564	3,221	(20.4)

Income before income taxes	(437,658)	22,483	—

Income taxes - current	(6,949)	13,445	—

Income taxes - deferred	(36,997)	(44,946)	—

Net income (loss)	(393,712)	53,985	—

(3)	Unconsolidated Statements of Changes in Shareholders’ Equity (UNAUDITED) (Page 25 & 26)

Original

	(Millions of yen)
	Year ended March 31
	2009	2008
Shareholder’s Equity
Common stock
Balance at beginning of the year	182,800	182,800
Change in the year
Issuance of new shares	138,965	—

Total change in the year	138,965	—

Balance at end of the year	321,765	182,800

Additional paid-in capital
Capital reserve
Balance at beginning of the year	112,504	112,504
Change in the year
Issuance of new shares	138,965	—

Total change in the year	138,965	—

Balance at end of the year	251,469	112,504

Other capital reserve
Balance at beginning of the year	—	1,458
Change in the year
Disposal of treasury stock	—	(1,458)

Total change in the year	—	(1,458)

Balance at end of the year	—	—

Total capital reserve
Balance at beginning of the year	112,504	113,962
Change in the year
Issuance of new shares	138,965	—
Disposal of treasury stock	—	(1,458)

Total change in the year	138,965	(1,458)

Balance at end of the year	251,469	112,504

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858	81,858

Balance at end of the year	81,858	81,858

Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	16	19
Change in the year
Reversal of reserve for specified fixed assets	(3)	(3)

Total change in the year	(3)	(3)

Balance at end of the year	13	16

General reserve
Balance at beginning of the year	994,000	994,000

Balance at end of the year	994,000	994,000

Retained earnings carried forward
Balance at beginning of the year	79,442	112,981
Change in the year
Cash dividends	(64,924)	(86,866)
Reversal of reserve for specified fixed assets	3	3
Net income (loss)	(394,545)	53,985
Disposal of treasury stock	(3,007)	(661)

Total change in the year	(462,473)	(33,540)

Balance at end of the year	(383,032)	79,442

Total retained earnings
Balance at beginning of the year	1,155,315	1,188,858
Change in the year
Cash dividends	(64,924)	(86,866)
Net income (loss)	(394,545)	53,985
Disposal of treasury stock	(3,007)	(661)

Total change in the year	(462,476)	(33,543)

Balance at end of the year	692,839	1,155,315

	(Millions of yen)
	Year ended March 31
	2009	2008
Treasury stock
Balance at beginning of the year	(78,296)	(77,717)
Change in the year
Purchases of treasury stock	(91)	(3,525)
Disposal of treasury stock	3,832	2,947

Total change in the year	3,742	(579)

Balance at end of the year	(74,554)	(78,296)

Total shareholders’ equity
Balance at beginning of the year	1,372,324	1,407,903
Change in the year
Issuance of new shares	277,930	—
Cash dividends	(64,924)	(86,866)
Net income (loss)	(394,545)	53,985
Purchases of treasury stock	(91)	(3,525)
Disposal of treasury stock	826	828

Total change in the year	(180,804)	(35,579)

Balance at end of the year	1,191,520	1,372,324

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	34,914	67,013
Change in the year
Other-net	(18,756)	(32,099)

Total change in the year	(18,756)	(32,099)

Balance at end of the year	16,157	34,914

Deferred gains or loss on hedges
Balance at beginning of the year	5,023	(812)
Change in the year
Other-net	3,433	5,835

Total change in the year	3,433	5,835

Balance at end of the year	8,456	5,023

Total valuation and translation adjustments
Balance at beginning of the year	39,936	66,201
Change in the year
Other-net	(15,323)	(26,265)

Total change in the year	(15,323)	(26,265)

Balance at end of the year	24,613	39,936

Stock acquisition rights
Balance at beginning of the year	11,401	1,224
Change in the year
Other-net	15,715	10,177

Total change in the year	15,715	10,177

Balance at end of the year	27,116	11,401

Total net assets
Balance at beginning of the year	1,423,661	1,475,328
Change in the year
Issuance of new shares	277,930	—
Cash dividends	(64,924)	(86,866)
Net income (loss)	(394,545)	53,985
Purchases of treasury stock	(91)	(3,525)
Disposal of treasury stock	826	828
Other-net	392	(16,088)

Total change in the year	(180,412)	(51,667)

Balance at end of the year	1,243,249	1,423,661

Corrected

	(Millions of yen)
	Year ended March 31
	2009	2008
Shareholder’s Equity
Common stock
Balance at beginning of the year	182,800	182,800
Change in the year
Issuance of new shares	138,965	—

Total change in the year	138,965	—

Balance at end of the year	321,765	182,800

Additional paid-in capital
Capital reserve
Balance at beginning of the year	112,504	112,504
Change in the year
Issuance of new shares	138,965	—

Total change in the year	138,965	—

Balance at end of the year	251,469	112,504

Other capital reserve
Balance at beginning of the year	—	1,458
Change in the year
Disposal of treasury stock	—	(1,458)

Total change in the year	—	(1,458)

Balance at end of the year	—	—

Total capital reserve
Balance at beginning of the year	112,504	113,962
Change in the year
Issuance of new shares	138,965	—
Disposal of treasury stock	—	(1,458)

Total change in the year	138,965	(1,458)

Balance at end of the year	251,469	112,504

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858	81,858

Balance at end of the year	81,858	81,858

Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	16	19
Change in the year
Reversal of reserve for specified fixed assets	(3)	(3)

Total change in the year	(3)	(3)

Balance at end of the year	13	16

General reserve
Balance at beginning of the year	994,000	994,000

Balance at end of the year	994,000	994,000

Retained earnings carried forward
Balance at beginning of the year	79,442	112,981
Change in the year
Cash dividends	(64,924)	(86,866)
Reversal of reserve for specified fixed assets	3	3
Net income (loss)	(393,712)	53,985
Disposal of treasury stock	(3,007)	(661)

Total change in the year	(461,640)	(33,540)

Balance at end of the year	(382,199)	79,442

Total retained earnings
Balance at beginning of the year	1,155,315	1,188,858
Change in the year
Cash dividends	(64,924)	(86,866)
Net income (loss)	(393,712)	53,985
Disposal of treasury stock	(3,007)	(661)

Total change in the year	(461,643)	(33,543)

Balance at end of the year	693,673	1,155,315

	(Millions of yen)
	Year ended March 31
	2009	2008
Treasury stock
Balance at beginning of the year	(78,296)	(77,717)
Change in the year
Purchases of treasury stock	(91)	(3,525)
Disposal of treasury stock	3,832	2,947

Total change in the year	3,742	(579)

Balance at end of the year	(74,554)	(78,296)

Total shareholders’ equity
Balance at beginning of the year	1,372,324	1,407,903
Change in the year
Issuance of new shares	277,930	—
Cash dividends	(64,924)	(86,866)
Net income (loss)	(393,712)	53,985
Purchases of treasury stock	(91)	(3,525)
Disposal of treasury stock	826	828

Total change in the year	(179,971)	(35,579)

Balance at end of the year	1,192,353	1,372,324

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	34,914	67,013
Change in the year
Other-net	(18,756)	(32,099)

Total change in the year	(18,756)	(32,099)

Balance at end of the year	16,157	34,914

Deferred gains or loss on hedges
Balance at beginning of the year	5,023	(812)
Change in the year
Other-net	3,433	5,835

Total change in the year	3,433	5,835

Balance at end of the year	8,456	5,023

Total valuation and translation adjustments
Balance at beginning of the year	39,936	66,201
Change in the year
Other-net	(15,323)	(26,265)

Total change in the year	(15,323)	(26,265)

Balance at end of the year	24,613	39,936

Stock acquisition rights
Balance at beginning of the year	11,401	1,224
Change in the year
Other-net	15,715	10,177

Total change in the year	15,715	10,177

Balance at end of the year	27,116	11,401

Total net assets
Balance at beginning of the year	1,423,661	1,475,328
Change in the year
Issuance of new shares	277,930	—
Cash dividends	(64,924)	(86,866)
Net income (loss)	(393,712)	53,985
Purchases of treasury stock	(91)	(3,525)
Disposal of treasury stock	826	828
Other-net	392	(16,088)

Total change in the year	(179,579)	(51,667)

Balance at end of the year	1,244,082	1,423,661

(Attachment 2)

•	Consolidated Results of Operations (US GAAP) Fourth quarter, year ended March 2009

P.4

(Original)

☐	Full year results

—	Net revenue 312.6 billion yen, pre-tax loss 779 billion yen, net loss 709.4 billion yen.

—	Loss booked due to trading losses and asset write-downs stemming from global financial market turmoil, and one-off items.

—	Increased costs related to Lehman acquisitions.

☐	Fourth quarter results

—	Net revenue 99.2 billion yen, pre-tax loss 225.9 billion yen, net loss 217.1 billion yen.

—	Trading improved during fourth quarter, but write-downs were made on real estate and other illiquid assets.

— Non-interest expenses were 325.1 billion yen:	- Additional expenses related to Lehman acquisitions of 53.1 billion yen (down 7.2 billion yen from prior quarter).
- JAFCO impairment charge of 13.6 billion yen.
- Costs related to optimizing headcount of 7.2 billion yen and other one-off expenses.

☐	Started applying Basel II framework for capital adequacy

—	Capital ratio (under Basel II): 18.1%

—	Tier 1 ratio: 11.3%

(Corrected)

☐	Full year results

—	Net revenue 312.6 billion yen, pre-tax loss 779 billion yen, net loss 708.2 billion yen.

—	Loss booked due to trading losses and asset write-downs stemming from global financial market turmoil, and one-off items.

—	Increased costs related to Lehman acquisitions.

☐	Fourth quarter results

—	Net revenue 99.2 billion yen, pre-tax loss 225.9 billion yen, net loss 215.8 billion yen.

—	Trading improved during fourth quarter, but write-downs were made on real estate and other illiquid assets.

— Non-interest expenses were 325.1 billion yen:	- Additional expenses related to Lehman acquisitions of 53.1 billion yen (down 7.2 billion yen from prior quarter).
- JAFCO impairment charge of 13.6 billion yen.
- Costs related to optimizing headcount of 7.2 billion yen and other one-off expenses.

☐	Started applying Basel II framework for capital adequacy

—	Capital ratio (under Basel II): 18.1%

—	Tier 1 ratio: 11.3%

•	Capital Ratio (Capital and Assets)

P.7

(Original)

(Corrected)

•	Consolidated Financial Highlights

P.10

(Original)

(Corrected)

•	Consolidated Balance Sheet

P.11

(Original)

(Corrected)

•	Consolidated Income

P.36

(Original)

(Corrected)

Ends

For further information please contact:

Name	Company	Telephone
Toru Namikawa	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Kathy Lindsay

Nomura

Nomura is a leading financial services group and the preeminent Asian-based investment bank with worldwide reach. Nomura provides a broad range of innovative solutions tailored to the specific requirements of individual, institutional, corporate and government clients through an international network in over 30 countries. Based in Tokyo and with regional headquarters in Hong Kong, London, and New York, Nomura employs about 26,000 staff worldwide. Nomura’s unique understanding of Asia enables the company to make a difference for clients through five business divisions: retail, global markets, investment banking, merchant banking, and asset management. For further information about Nomura, please visit www.nomura.com.